Exhibit 99.1

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of April 25, 2012.

FIRST QUARTER HIGHLIGHTS

—	Gold production of 524,700 ounces compared with 637,600 ounces in 2011.

—

Total cash costs of $251 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $188 per ounce in 2011. On a co-product basis, cash costs of $648 per gold ounce, compared with $504 per gold ounce in 2011.(1)

—

Net earnings attributable to shareholders of Goldcorp of $479 million ($0.59 per share), compared to net earnings of $651 million ($0.82 per share) in 2011. Adjusted net earnings of $404 million ($0.50 per share), compared with $392 million ($0.49 per share) in 2011.(2)

—	Operating cash flows of $322 million, compared to $586 million in 2011. Operating cash flows before working capital changes of $480 million, compared to $463 million in 2011.(3)

—	Free cash flows of $(277) million, compared to $225 million in 2011.(4)

—	Dividends paid of $109 million, compared to $75 million in 2011.

—

On March 28, 2012, the Company announced that the High Pressure Grinding Roll (“HPGR”) supplemental feed system at the Company’s flagship Peñasquito mine in Mexico was successfully commissioned, positioning the mine to achieve its design processing capacity.

(1)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	00000000000000	00000000000000	00000000000000
	2012	2011	2010
Gold	$ 1,600	$ 1,250	$ 1,000
Silver	34	20	16
Copper	3.50	3.25	2.75
Lead	0.90	0.90	0.80
Zinc	0.90	0.90	0.80

Using actual realized sales prices, co-product total cash costs would be $654 per gold ounce for the three months ended March 31, 2012 (March 31, 2011 - $486). Refer to page 37 for a reconciliation of total cash costs to reported production costs.

GOLDCORP	1

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(2)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)

Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.

(4)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities. Refer to page 38 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP	2

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At March 31, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at March 31, 2012 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”) in Mexico, and a 40.5% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

The gold price was greatly influenced during the first quarter of 2012 by the actions and words of the US Federal Reserve. With the announcement that interest rates are unlikely to be increased in 2014, gold prices increased by $150 to near $1,800 by late February. As gold hit its peak for the quarter, Ben Bernanke spoke about better than expected US economic data and implied interest rates may increase sooner than earlier thought. These comments triggered a rapid decline to $1,700 with gold then trading within a $50 range before closing at March 31, 2012 at $1,662.

During the first quarter of 2012 and the fourth quarter of 2011, the Company realized an average price of $1,707 and $1,663 per ounce, respectively. Production for the first quarter of 2012 decreased 24% from the prior quarter, primarily as a result of completion of surface mining operations at Marlin in December 2011 with a transition to underground mining during the first quarter of 2012 as planned and a decrease in grades at Red Lake. Red Lake’s fall in average grades were due to adverse ground conditions in the High Grade Zones, delaying access to planned high grade stopes. Additionally, grades were further affected by inconsistent mineralization in the Footwall Zones.

During the first quarter of 2012, the Peñasquito HPGR supplemental feed system was successfully commissioned. Production for the first quarter of 2012 was lower than in the fourth quarter of 2011 as mill throughput was affected by the tie-in of the system and planned milling circuit maintenance. Throughput in the last three weeks of March 2012 averaged over 110,000 tonnes per day including record throughput of 143,000 tonnes on March 13, 2012. In the ten days prior to mid-April, throughput averaged 123,000 tonnes per day. Activities at Peñasquito over the balance of 2012 will focus on further optimization of the processing line.

During the current quarter, NI 43-101 technical reports were filed for each of Goldcorp’s Éléonore Project, where Goldcorp has a 100% interest and the Pueblo Viejo Project, in which Goldcorp holds a 40% interest. The Company believes the potential exists to significantly expand the gold resource at Éléonore through conversion of a significant portion of the existing inferred mineral resource to higher-confidence category mineral resources, and through delineation of additional mineralization. As a result, the Company is proceeding

GOLDCORP	3

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

with the construction of a plant that will be capable of treating 7,000 tonnes per day, and a dual shaft mining concept. The Company continues to advance construction, with the exploration shaft reaching a depth of 691 metres and exploration ramp reaching an extent of over 1,200 metres. Surface preparation is underway on the second production shaft and plant construction is expected to commence during the second quarter of 2012. The technical report on the Pueblo Viejo Project includes gold production expectations to Goldcorp’s account of 415,000 to 450,000 ounces per year in the first five years of operation.

CORPORATE DEVELOPMENTS

On February 15, 2012, the Company appointed Ms. Blanca Treviño de Vega, a new independent director to its Board of Directors. Ms. Treviño currently serves as President and Chief Executive Officer of Softtek, a global provider of process-driven Information Technology solutions based in Monterrey, Mexico and has been instrumental in Mexico’s rise as an emerging power in the field of Information Technology services. As one of the most influential business executives in Latin America, she brings a wealth of talent and global experience to the Company’s Board.

GOLDCORP	4

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)

			Three Months Ended
	March 31		December 31		September 30		June 30
	2012	2011	2011	2010	2011	2010	2011	2010
Revenues	$1,349	$1,216	$1,515	$1,320	$1,308	$885	$1,323	$815

Gold produced (ounces)	524,700	637,600	687,900	689,600	592,100	588,600	597,100	588,600

Gold sold (ounces) (2)	545,700	627,300	685,000	678,600	571,500	567,500	606,400	577,500

Silver produced (ounces)	6,618,500	6,143,400	8,688,200	6,764,100	6,494,300	5,478,700	6,498,700	4,636,500

Copper produced (thousands of pounds)	24,100	21,400	18,500	27,700	28,600	25,000	28,000	28,000

Lead produced (thousands of pounds)	39,200	36,500	46,100	34,400	33,600	29,000	38,500	22,200

Zinc produced (thousands of pounds)	63,800	55,600	97,900	54,200	66,400	48,300	66,500	34,500

Average realized gold price (per ounce)	$1,707	$1,394	$1,663	$1,378	$1,719	$1,239	$1,516	$1,208

Average London spot gold price (per ounce)	$1,691	$1,386	$1,688	$1,367	$1,702	$1,227	$1,506	$1,197

Earnings from operations and associates	$519	$533	$545	$560	$610	$325	$550	$275

Earnings from continuing operations (1)	$479	$651	$405	$351	$336	$305	$489	$524

Earnings (loss) from discontinued operations, net of tax (1)	$-	$-	$-	$205	$-	$416	$-	$(5)

Net earnings	$479	$651	$405	$556	$336	$721	$489	$519

Net earnings attributable to shareholders of Goldcorp	$479	$651	$405	$560	$336	$723	$489	$521

Earnings from continuing operations per share

– Basic	$0.59	$0.82	$0.50	$0.48	$0.42	$0.41	$0.61	$0.71

– Diluted	$0.51	$0.81	$0.39	$0.47	$0.41	$0.32	$0.52	$0.71

Net earnings per share

– Basic	$0.59	$0.82	$0.50	$0.76	$0.42	$0.98	$0.61	$0.71

– Diluted	$0.51	$0.81	$0.39	$0.75	$0.41	$0.87	$0.52	$0.70

Cash flows from operating activities (1)	$322	$586	$727	$681	$723	$418	$330	$383

Total cash costs - by-product (per gold ounce) (3)	$251	$188	$261	$164	$258	$260	$185	$359

Total cash costs - co-product (per gold ounce) (4)	$648	$504	$529	$472	$551	$435	$553	$436

Dividends paid	$109	$75	$91	$55	$82	$33	$82	$33

Cash and cash equivalents	$1,394	$1,280	$1,502	$556	$1,476	$732	$1,378	$497

GOLDCORP	5

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

			Three Months Ended
	March 31		December 31		September 30		June 30
	2012	2011	2011	2010	2011	2010	2011	2010
INCLUDING DISCONTINUED OPERATIONS

Revenues (5)	$1,349	$1,216	$1,515	$1,320	$1,308	$886	$1,323	$844

Gold produced (ounces) (6)	524,700	637,600	687,900	689,600	592,100	596,200	597,100	609,500

Total cash costs - by-product (per gold ounce) (7)	$251	$188	$261	$164	$258	$260	$185	$363

Total cash costs - co-product (per gold ounce) (8)	$648	$504	$529	$472	$551	$435	$553	$437

(1)

The Company’s interests in Terrane Metals Corp (“Terrane”) and San Dimas, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations for the 2010 comparative periods.

(2)	Excludes commissioning sales ounces from Peñasquito, prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.98 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(4)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). The Company has restated prior period comparisons of co-product total cash costs accordingly.

(5)

Revenues including discontinued operations include revenues from San Dimas prior to date of disposition on August 6, 2010 of $29 million and $1 million for the three months ended June 30, 2010 and September 30, 2010, respectively.

(6)

Gold ounces produced including discontinued operations include gold ounces produced at the San Dimas mine, prior to date of disposition, of 20,900 ounces and 7,600 ounces for the three months ended June 30, 2010 and September 30, 2010, respectively.

(7)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton.

(8)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver revenues for San Dimas to August 6, 2010.

GOLDCORP	6

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended March 31, 2012 compared to the three months ended March 31, 2011

Net earnings attributable to shareholders of Goldcorp for the first quarter of 2012 were $479 million, or $0.59 per share, compared to $651 million, or $0.82 per share, in the first quarter of 2011. Compared to the first quarter of 2011, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2012 were impacted significantly by the following factors:

—

Revenues increased by $133 million, or 11%, primarily due to a $57 million increase in gold revenues resulting from a 22%, or $313 per ounce, increase in the average realized gold price, partially offset by a 13% decrease in gold sales volume; a $62 million increase in silver revenues resulting from a 47%, or 2.8 million ounces, increase in silver sales volume, partially offset by a 7%, or $2.11 per ounce, decrease in the average realized silver price; and a $15 million increase in zinc and lead revenues due to increased sales volumes; partially offset by a $2 million decrease in copper revenues;

—

Production costs increased by $108 million, or 24%, resulting from higher employee, consumables and power costs, partially offset by lower YMAD net proceeds payments paid by Alumbrera in the first quarter of 2012. The weakening of the Canadian dollar and the Mexican peso positively impacted the earnings of the Canadian and Mexican operations by approximately 2% and 5%, respectively;

—	Depreciation and depletion decreased by $6 million, or 4%, primarily due to lower production;

—

An increase in the Company’s share of net losses of associates of $24 million, primarily due to a $19 million impairment expense as a result of the continued decline in share price in respect of the Company’s equity interest in Primero during the first quarter of 2012;

—

An increase of $14 million in corporate administration expense as a result of increased corporate donations and an increase in share-based compensation expense due to new issuances of stock options, restricted share units and performance share units in the current quarter;

—

A $5 million loss on securities representing an impairment expense recognized in respect of certain of the Company’s available-for-sale equity securities in the current quarter, compared to a $320 million gain ($279 million after tax) on disposition of the Company’s equity interest in Osisko Mining Corporation (“Osisko”) in the prior year quarter;

—

A $55 million net gain on derivatives in 2012 comprising of a $52 million unrealized gain on the conversion feature of the Company’s convertible notes (the “Company’s Notes”); a $20 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $16 million loss on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”); and a $1 million unrealized loss on investments in warrants. A $57 million net loss on derivatives in 2011 was comprised of a $31 million net loss on the Company’s Silver Wheaton silver contract; a $28 million unrealized loss on the conversion feature of the Company’s Notes; a $3 million loss on investments in warrants; and a $2 million unrealized loss on Goldcorp’s share purchase warrants which were exercised or expired during the three months ended June 30, 2011; partially offset by a $7 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

—	Other income decreased by $8 million primarily due to $5 million of insurance proceeds received in 2011;

—

A higher effective tax rate in the first quarter of 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes. The tax provision in the first quarter of 2011 was favourably impacted by the gain on sale of the Osisko shares being subject to a lower effective tax rate, partially offset by non-deductible mark-to-market adjustments primarily on the conversion option of the Company’s Notes. The first quarter of 2012 was

GOLDCORP	7

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

favourably impacted by the lower Canadian federal statutory income tax rate and the non-taxable gains from mark-to-market adjustments primarily relating to the conversion option of the Company’s Notes, partially offset by impairment expenses relating to the Company’s investment in Primero and certain of the Company’s available-for-sale equity securities not being tax effected due to uncertainty on the future ability to utilize the related unrealized capital losses; and

—

Income tax for the first quarter of 2012 was impacted by a $55 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $27 million gain in the first quarter of 2011.

Adjusted net earnings amounted to $404 million, or $0.50 per share (1), for the three months ended March 31, 2012, compared to $392 million, or $0.49 per share, for the first quarter of 2011. Compared to the first quarter of 2011, adjusted net earnings increased marginally due to higher revenues resulting from higher realized gold prices and higher by-product sales volumes which were offset by higher production costs as a result of higher employee, consumables and power costs.

Total cash costs (by-product) increased to $251 per gold ounce (2), in the first quarter of 2012, as compared to $188 per gold ounce in the first quarter of 2011. The increase in cash costs per ounce was primarily due to higher production costs as noted above and lower gold production.

Capital expenditures of $590 million, including $50 million of deposits, 57% of which related to the capital projects for Pueblo Viejo ($137 million); Cerro Negro ($67 million); Éléonore ($84 million); El Morro ($23 million); and Cochenour ($26 million). The remaining $253 million related to sustaining and capital expenditures primarily at the Company’s operating mine sites, mainly at Peñasquito ($72 million) and Red Lake ($35 million).

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP	8

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2012 compared to the three months ended December 31, 2011

Net earnings attributable to shareholders of Goldcorp for the first quarter of 2012 were $479 million, or $0.59 per share, compared to $405 million, or $0.50 per share, in the fourth quarter of 2011. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2012 were impacted significantly by the following factors:

—

Revenues declined by $166 million, or 11%, primarily due to a $208 million decrease in gold revenues resulting from lower gold sales volume, partially offset by a $44 per ounce increase in average realized gold prices. The decline in gold revenues was partially offset by a $16 million, $12 million, $9 million, and $5 million increase in silver, lead, zinc and copper revenues, respectively, primarily due to higher realized prices and increases in sales volume for silver and lead;

—

Production costs decreased by $60 million, or 10%, primarily due to a $51 million reclamation and closure cost expense related to revisions in estimates at the Company’s inactive mines which was recognized in the prior quarter. Additionally, there was a $22 million decrease in YMAD net proceeds payments by Alumbrera in the current quarter, which was partially offset by higher employee and power costs in the Canadian operations. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian and Mexican operations by approximately 2% and 3%, respectively;

—	Depreciation and depletion decreased by $31 million, or 16%, primarily due to lower production;

—

Corporate administration increased by $15 million as a result of increased corporate donations and a higher share-based compensation expense due to new issuances of stock options, restricted share units and performance share units in the first quarter of 2012;

—

A $5 million impairment expense recognized in the first quarter of 2012, compared to a loss on securities of $86 million arising from an impairment expense recognized on certain of the Company’s equity and marketable securities in the prior quarter;

—

A decrease in the Company’s share of net losses of associates of $64 million, primarily resulting from an $83 million impairment expense recognized during the fourth quarter of 2011 in respect of the Company’s equity investment in Primero and certain power assets held by Pueblo Viejo, compared to a further impairment expense of $19 million which was recognized in respect of the Company’s equity interest in Primero for the three months ended March 31, 2012;

—

A $55 million net gain on derivatives comprised of a $52 million unrealized gain on the conversion feature of the Company’s Notes; and a $20 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $16 million loss on the Silver Wheaton silver contract and a $1 million unrealized loss on investments in warrants in the current quarter. An $87 million net gain on derivatives in the fourth quarter of 2011 was comprised of an $82 million unrealized gain on the conversion feature of the Company’s Notes, a $5 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts and a $3 million net gain on the Company’s Silver Wheaton silver contract; partially offset by a $3 million unrealized loss on investments in warrants;

—

Other income of $14 million primarily comprised of $9 million favourable foreign exchange gains principally arising from value added tax receivables denominated in Mexican pesos and interest income earned on the Primero $60 million convertible note and $50 million promissory note (the “Primero Notes”) and cash balances. Other income of $17 million for the fourth quarter of 2011 was primarily comprised of the reversal of withholding tax provisions at certain of the Company’s operations, reduced by unfavourable foreign exchange movements of $3 million;

—

A higher effective tax rate in the first quarter of 2012, excluding non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes. The lower effective tax rate in the fourth quarter of 2011 was primarily the result of the relative weighting of earnings to lower tax rate jurisdictions as compared to the first quarter of 2012. Both the current and prior quarters were impacted by impairments on certain of the Company’s available-for-sale equity investments

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

and the Company’s equity interest in Primero primarily not being tax effected due to uncertainty about the future ability to utilize the related unrealized capital losses, partially offset by non-taxable mark-to-market gains on the conversion feature of the Company’s Notes; and

—

Income tax for the first quarter of 2012 was impacted by a $55 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $29 million loss in the fourth quarter of 2011.

Adjusted net earnings amounted to $404 million, or $0.50 per share (1), for the three months ended March 31, 2012, compared to $531 million, or $0.66 per share, for the fourth quarter of 2011. Compared to the prior quarter, adjusted net earnings were significantly impacted by lower revenues as a result of lower gold sales volumes, partially offset by higher by-product revenues and lower production costs arising from lower volumes and lower YMAD payments.

Total cash costs (by-product) decreased to $251 per gold ounce (2), in the first quarter of 2011, as compared to $261 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to lower production costs as a result of lower YMAD payments and higher by-product sales credits.

Capital expenditures of $590 million, including $50 million of deposits, 57% of which related to the capital projects for Pueblo Viejo ($137 million); Cerro Negro ($67 million); Éléonore ($84 million); El Morro ($23 million) and Cochenour ($26 million). The remaining $253 million relate to sustaining and capital expenditures primarily at the Company’s operating mine sites, mainly at Peñasquito ($72 million) and Red Lake ($35 million).

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP	10

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended March 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)

Red Lake	2012	$195	114,200	114,800	$1,692	$112	$523

	2011	$256	186,100	182,000	$1,403	$167	$322

Porcupine	2012	103	60,700	60,500	1,696	39	786

	2011	82	59,800	59,200	1,392	18	733

Musselwhite	2012	94	53,200	55,800	1,684	31	844

	2011	96	67,300	68,800	1,392	40	621

Peñasquito (1)	2012	419	68,600	87,500	1,766	169	(751)

	2011	259	57,600	50,900	1,403	106	(1,488)

Los Filos	2012	141	82,700	82,900	1,698	86	521

	2011	130	94,600	94,100	1,382	75	427

El Sauzal	2012	35	21,400	20,800	1,693	13	605

	2011	34	24,500	24,500	1,391	15	499

Marlin (1)	2012	145	53,200	54,000	1,684	78	(187)

	2011	169	77,800	77,900	1,392	107	(324)

Alumbrera (1)	2012	138	27,600	24,700	1,771	51	(1,131)

	2011	139	34,100	34,200	1,383	45	(232)

Marigold	2012	45	26,500	26,400	1,699	22	679

	2011	32	22,500	22,600	1,400	9	785

Wharf	2012	34	16,600	18,300	1,683	18	663

	2011	19	13,300	13,100	1,379	5	898

Other (2)	2012	-	-	-	-	(100)	-

	2011	-	-	-	-	(54)	-

Total	2012	$1,349	524,700	545,700	$1,707	$519	$251

	2011	$1,216	637,600	627,300	$1,394	$533	$188

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.98 per silver ounce sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates.

GOLDCORP	11

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three Months Ended
Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore milled	220,100	226,300	201,200	201,500	210,600
Average mill head grade (grams/tonne)	16.32	22.18	19.95	24.57	28.98
Average recovery rate	96%	96%	97%	97%	96%
Gold (ounces)
– Produced	114,200	154,000	127,000	154,900	186,100
– Sold	114,800	153,000	127,400	160,800	182,000
Average realized gold price (per ounce)	$1,692	$1,664	$1,694	$1,510	$1,403
Total cash costs (per ounce)	$523	$374	$405	$352	$322
Financial Data
Revenues	$195	$256	$216	$243	$256
Depreciation and depletion	$18	$22	$20	$22	$25
Earnings from operations	$112	$171	$140	$158	$167
Expenditures on mining interests	$61	$67	$75	$68	$58

Gold production for the first quarter of 2012 of 114,200 ounces was 39%, or 71,900 ounces, less than in the first quarter of 2011 due to 44% lower grades, slightly offset by 5% higher tonnage with comparable recovery. Adverse ground conditions in the High Grade Zone delayed access to planned high grade stopes. Additionally, inconsistent mineralization was encountered in the Footwall Zones resulting in lower grades than planned. Lower than expected grades at Campbell due to mine sequence delays and localized dilution also contributed to the overall grade reduction in the current quarter.

Cash costs for the first quarter of 2012 were 62%, or $201 per ounce, higher than in the first quarter of 2011 due to lower gold production ($192 per ounce, or 96%) and higher operating costs ($18 per ounce, or 9%), partially offset by a weaker Canadian dollar ($9 per ounce, or 4%). The increase in operating costs was attributable to an increase in contractors ($3 million) as a result of additional long-hole and definition drilling in order to improve flexibility in the mine plan, partially offset by lower energy costs ($1 million) resulting from the energy management plan.

Gold production for the first quarter of 2012 was 26%, or 39,800 ounces, less than in the fourth quarter of 2011 due to 26% lower grades and 3% lower mill throughput. Mine sequencing in the fourth quarter of 2011 provided relief from adverse ground conditions related to key long-hole stopes in the High Grade Zone. This flexibility was not available during the first quarter of 2012, which resulted in lower overall grade and tonnage.

Cash costs for the first quarter of 2012 were 40%, or $149 per ounce, higher than in the prior quarter due to lower gold production ($124 per ounce, or 83%), higher operating costs ($20 per ounce, or 13%) and a stronger Canadian dollar ($5 per ounce, or 3%). The increase in operating costs was primarily attributable to an increase in employee costs ($2 million) and increased energy costs ($1 million), partially offset by lower site costs ($1 million).

Drilling continued from the 4199 exploration ramp during the first quarter of 2012. The main focus has been the High Grade Zone at depth, testing for the possibility of fault offsets and extensions of the High Grade Zone beyond the current five year reserve. Drilling in this area continues to be a priority, with large carbonate veins consistently being intersected, as well as high grade gold values 1-2

GOLDCORP	12

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

metres in width. These intercepts, located 10-50 metres from the projection of the High Grade Zone appear to be either the fault offset or a new zone. Evaluation of a number of long-hole mining zones, including the upper mine, will continue throughout the year in order to provide flexibility and fill the mills in the future.

GOLDCORP	13

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three Months Ended
Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore milled	1,017,800	1,074,200	1,010,100	1,015,400	1,010,300
Hoyle Pond underground (tonnes)	62,500	83,600	79,200	74,300	77,600
Hoyle Pond underground (grams/tonne)	12.14	13.03	18.36	13.12	11.25
Dome underground (tonnes)	127,800	107,100	85,300	120,700	144,600
Dome underground (grams/tonnes)	5.22	6.19	4.09	3.78	3.18
Stockpile (tonnes)	827,500	883,500	845,600	820,400	788,000
Stockpile (grams/tonne)	0.82	0.84	0.94	0.88	0.90
Average mill head grade (grams/tonne)	2.07	2.32	2.57	2.12	2.02
Average recovery rate	92%	91%	93%	91%	91%
Gold (ounces)
– Produced	60,700	74,700	76,300	62,300	59,800
– Sold	60,500	74,900	75,800	63,200	59,200
Average realized gold price (per ounce)	$1,696	$1,668	$1,719	$1,515	$1,392
Total cash costs (per ounce)	$786	$593	$614	$710	$733
Financial Data
Revenues	$103	$126	$130	$96	$82
Depreciation and depletion	$13	$20	$19	$20	$21
Earnings from operations (1)	$39	$16	$66	$32	$18
Expenditures on mining interests	$22	$24	$24	$22	$22

(1)

Earnings from operations for the three months ended December 31, 2011 were impacted by a non-cash provision related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites of $42 million.

Gold production for the first quarter of 2012 was 2%, or 900 ounces, higher than in the first quarter of 2011 primarily due to 1% higher throughput on similar grades and recovery. Porcupine currently consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 8% higher grades and 19% lower tonnage due to planned mine sequencing, which resulted in more, higher grade, mechanized cut and fill stopes than long-hole stopes. The Dome underground operation experienced 64% higher grades and 12% lower tonnage due to the planned mining sequence. The Stockpile reclaim sequence moved into the remaining lower grade Dome stockpile as planned, providing 9% lower grades with 5% higher tonnage than in the first quarter of 2011.

Cash costs for the first quarter of 2012 were 7%, or $53 per ounce, higher than in the first quarter of 2011 due to higher operating costs ($82 per ounce, or 155%), offset by higher gold production ($17 per ounce, or 32%) and a weaker Canadian dollar ($12 per ounce, or 23%). The increase in operating costs was primarily due to higher employee costs ($2 million), increased contractor costs ($2 million), and higher maintenance and consumable costs ($2 million), partially offset by lower energy costs ($1 million) as a result of the energy plan.

GOLDCORP	14

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the first quarter of 2012 was 19%, or 14,000 ounces, lower than in the fourth quarter of 2011 due to 11% lower grades and 5% lower tonnage. The Hoyle Pond underground operation experienced 7% lower grades and 25% lower tonnage due to the development of infrastructure to provide operational flexibility in future mining areas. The Dome underground operation experienced 16% lower grades and 19% higher tonnage due to longer than expected life on the upper bulk stope. Material reclaimed from Stockpile provided 2% lower grades, as planned and 6% lower tonnage due to increased handling of coarse ore stockpile material in winter months.

Cash costs for the first quarter of 2012 were 33%, or $193 per ounce, higher than in the prior quarter due to lower gold production ($141 per ounce, or 73%), higher operating costs ($44 per ounce, or 23%), and a stronger Canadian dollar ($8 per ounce, or 4%). The increase in operating costs was attributable to higher employee costs ($4 million) and higher energy costs ($2 million), partially offset by lower operating development expenses ($1 million).

Exploration during the first quarter of 2012 focused on current mineralization zones at Hoyle Pond, including the high-grade VAZ zone. Results for the VAZ drilling continue to be positive. Surface drill programs were focused on targets near Hoyle Pond Mine as well as a conceptual target near the Dome Mine.

The Hoyle Pond Deep project advanced to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During the first quarter of 2012, work focused on the construction and assembly of the two hoisting plants and the shaft headworks construction, including shaft excavation and the concrete liner for the winze. The commencement of full face shaft sinking is planned for the second quarter of 2012. Expenditures for the first quarter totaled $7 million, with 2012 annual expenditures expected to be approximately $29 million.

Work related to the Hollinger open pit project focused on completing the first kilometre of haul road construction between the Hollinger site and the Dome mill and equipment purchases, with the first of two shovels arriving on site for assembly during the first quarter of 2012. The development phase of the project will continue for a period of 12 – 18 months, with the mine expected to begin production in the second half of 2012.

GOLDCORP	15

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three Months Ended
Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore milled	327,400	341,300	301,200	334,600	350,200
Average mill head grade (grams/tonne)	5.43	5.47	6.25	5.73	6.22
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	53,200	56,800	59,700	58,800	67,300
– Sold	55,800	56,900	57,900	57,900	68,800
Average realized gold price (per ounce)	$1,684	$1,669	$1,757	$1,513	$1,392
Total cash costs (per ounce)	$844	$753	$778	$767	$621
Financial Data
Revenues	$94	$95	$102	$88	$96
Depreciation and depletion	$10	$9	$9	$8	$10
Earnings from operations	$31	$40	$46	$32	$40
Expenditures on mining interests	$19	$21	$12	$16	$18

Gold production for the first quarter of 2012 was 21%, or 14,100 ounces, less than in the first quarter of 2011 due to a 13% decrease in grades and 7% lower mill throughput. Lower grades were realized as a result of increased mining dilution and unfavourable PQ Deeps grade performance in select mining areas during the first quarter of 2012. Mill throughput was reduced in the current quarter due to unscheduled conveyor maintenance which resulted in stockpiling ore underground.

Cash costs were 36%, or $223 per ounce, higher than in the first quarter of 2011 due to lower gold production ($147 per ounce, or 66%) and higher operating costs ($91 per ounce, or 41%), partially offset by a weaker Canadian dollar ($15 per ounce, or 7%). The increase in operating costs was attributable to higher employee costs ($2 million), higher royalties ($2 million) and higher consumables costs ($2 million), partially offset by lower power costs ($1 million) due to energy management plans.

Gold production for the first quarter of 2012 was 6%, or 3,600 ounces, lower than in the fourth quarter of 2011. The lower production was primarily attributable to a 4% decrease in mill throughput resulting from the unplanned conveyor maintenance.

Cash costs for the first quarter of 2012 were 12%, or $91 per ounce, higher than in the prior quarter due to higher operating costs ($67 per ounce, or 74%), decreased gold production ($16 per ounce, or 18%) and a stronger Canadian dollar ($8 per ounce, or 9%). The increase in operating costs was attributable to higher employee costs ($2 million) and power costs ($2 million).

Exploration in the first quarter of 2012 focused on continued definition of the Lynx Zone from surface and underground, together with first stage exploration on the West Limb target. In addition, drilling was undertaken from underground to extend the PQ Deeps and T-Antiform resources in a northerly direction. The surface drilling on the Lynx was targeting the along-strike extent at a spacing of 0.6 kilometre, 1.1 kilometre and 1.5 kilometre north of the 2011 resource boundary, while two ice rigs targeted the up-dip extent of the zone above the current resource. Surface and underground drilling on the up-dip extent of the Lynx returned positive results, while the zone was also intersected at the North Shore, a distance of 1.5 kilometre north of the current resource boundary. Underground drilling has also returned positive results for the C-block of the PQ Deeps north of the 2011 resource boundary. Additionally, early stage exploration of the West Limb target has returned positive results, with a number of mineralized shears intersected in the drilling.

GOLDCORP	16

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three Months Ended
Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore mined – oxide	1,065,300	1,959,400	2,161,400	3,050,700	3,955,500
Tonnes of ore mined – sulphide	7,159,500	10,075,000	6,529,000	5,923,100	9,903,800
Tonnes of waste removed	32,225,155	24,223,400	26,074,600	30,490,200	31,048,200
Ratio of waste to ore	4.6	2.0	3.0	3.4	2.2
Average head grade
Gold (grams/tonne)	0.36	0.44	0.36	0.35	0.31
Silver (grams/tonne)	24.84	28.68	25.27	27.11	23.51
Lead	0.31%	0.35%	0.33%	0.38%	0.32%
Zinc	0.56%	0.76%	0.63%	0.64%	0.53%
Sulphide Ore
Tonnes of ore milled	8,393,100	8,617,000	7,084,500	7,360,600	7,937,200
Average recovery rate
Gold	64%	66%	58%	59%	56%
Silver	75%	77%	73%	73%	70%
Lead	73%	74%	68%	68%	69%
Zinc	72%	79%	76%	75%	71%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	35,400	39,800	28,500	33,400	30,800
Zinc Concentrate (DMT)	58,100	89,200	57,100	61,500	50,500
Gold (ounces)	56,000	71,800	42,800	43,100	40,600
Silver (ounces)	4,530,100	5,486,000	3,779,600	4,123,500	3,765,400
Lead (thousands of pounds)	39,200	46,100	33,600	38,500	36,500
Zinc (thousands of pounds)	63,800	97,900	66,400	66,500	55,600
Oxide Ore
Tonnes of ore processed	1,065,300	1,959,400	2,161,400	3,050,700	3,955,500
Produced
Gold (ounces)	12,600	10,500	13,000	15,300	17,000
Silver (ounces)	425,300	379,600	423,600	478,800	609,000
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	68,600	82,300	55,800	58,400	57,600
Silver (ounces)	4,955,400	5,865,600	4,203,200	4,602,300	4,374,400
Lead (thousands of pounds)	39,200	46,100	33,600	38,500	36,500
Zinc (thousands of pounds)	63,800	97,900	66,400	66,500	55,600
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	87,500	67,900	50,200	64,400	50,900
Silver (ounces)	7,045,000	5,103,000	3,819,800	4,894,500	4,075,200
Lead (thousands of pounds)	52,400	40,200	29,200	41,200	31,400
Zinc (thousands of pounds)	75,900	78,500	67,400	60,300	59,500
Average realized prices
Gold (per ounce)	$1,766	$1,607	$1,769	$1,530	$1,403
Silver (per ounce) (1)	$25.43	$23.26	$30.64	$28.03	$27.11
Lead (per pound)	$0.96	$0.89	$1.00	$1.15	$1.21
Zinc (per pound)	$0.98	$0.84	$0.93	$1.03	$1.07
Total Cash Costs - by-product (per ounce of gold) (2)	$(751)	$(447)	$(796)	$(801)	$(1,488)
Total Cash Costs - co-product (per ounce of gold) (2)	$726	$768	$862	$$851	$671
Financial Data and Key Performance Indicators
Revenues (1)	$419	$297	$271	$317	$259
Depreciation and depletion	$50	$46	$38	$46	$40
Earnings from operations (1)	$169	$82	$86	$102	$106
Expenditures on mining interests	$72	$81	$51	$20	$18
Mining cost per tonne	$1.70	$1.89	$1.55	$1.52	$1.32
Milling cost per tonne	$9.55	$8.47	$8.96	$8.89	$7.08
General and administrative cost per tonne milled	$1.89	$2.39	$1.98	$1.87	$1.42
Off-site cost per tonne sold (lead) (3)	$623	$622	$616	$541	$494
Off-site cost per tonne sold (zinc) (3)	$350	$342	$355	$350	$377

GOLDCORP	17

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Includes 25% of silver ounces sold to Silver Wheaton at $3.98 per ounce. The remaining 75% of silver ounces are sold at market rates.
(2)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for three months ended March 31, 2012 would be $726 per ounce of gold, $12.80 per ounce of silver, $0.72 per pound of lead and $0.62 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.98 per ounce with the remaining 75% of silver ounces sold at market rates.

(3)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

During the first quarter of 2012, Peñasquito HPGR supplemental feed system was successfully commissioned. Throughput in the last three weeks of March 2012 averaged over 110,000 tonnes per day including record throughput of 143,000 tonnes on March 13, 2012. In the ten days prior to mid-April, throughput averaged 123,000 tonnes per day. Activities at Peñasquito over the balance of 2012 will focus on further optimization of the processing line.

Gold production for the first quarter of 2012 was 19%, or 11,000 ounces, higher than in the first quarter of 2011 due to higher sulphide mill throughput, ore grades and metallurgical recoveries, partially offset by lower oxide gold production.

Cash costs on a by-product basis were $(751) per ounce for the first quarter of 2012 compared to $(1,488) per ounce in the first quarter of 2011 and $(447) per ounce for the fourth quarter of 2011.

On a co-product basis, cash costs for the first quarter of 2012 were $726 per ounce and 8%, or $55 per ounce, higher than in the first quarter of 2011 due to higher operating costs ($206 per ounce), partially offset by higher gold sales volumes ($117 per ounce) and a weaker Mexican peso ($34 per ounce). The increase in operating costs was attributable to the continued ramp up in operations to full capacity, higher employee costs, fuel prices and consumption rates, electricity prices, grinding media prices and consumption rates and offsite costs.

Gold production for the first quarter of 2012 was 17%, or 13,700 ounces, lower than in the fourth quarter of 2011. In comparison to the prior quarter, Peñasquito experienced 3% lower mill throughput, 18% lower milled ore grades and 3% lower metallurgical recoveries. As planned, the current quarter mill throughput was affected by the tie-in and commissioning of the HPGR supplemental system and planned milling circuit maintenance.

Co-product cash costs for the first quarter of 2012 were 5%, or $42 per ounce, lower than in the prior quarter due to higher gold sales volumes ($73 per ounce), partially offset by higher operating costs ($13 per ounce) and a stronger Mexican peso ($18 per ounce). The higher operating costs are primarily attributable to higher contractor costs and consumption of consumables and power, offset by an increase in capitalized development related to stripping activities.

The provisional pricing impact of higher realized gold, silver, zinc and lead prices during the first quarter of 2012 was $27 million, of which $7 million, $14 million, $5 million and $1 million related to gold, silver, zinc and lead sales, respectively, in the fourth quarter of 2011 that settled in the first quarter of 2012.

Activities at Peñasquito over the remainder of 2012 will focus on further optimization of the processing line as well as the completion and commissioning of the Waste Rock Overland Conveyor system. The sizer was shipped at the end of the first quarter of 2012 and the project remains on track for commissioning in the second half of 2012.

Throughout the first quarter of 2012, drilling activities continued to focus on the deep mantos deposits, completing five diamond drill holes for a total of 4,759 metres.

GOLDCORP	18

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended

Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore mined	7,391,100	7,124,100	6,639,200	6,492,300	6,016,300
Tonnes of waste removed	10,368,400	9,974,600	12,327,500	7,893,100	9,468,100
Ratio of waste to ore	1.4	1.4	1.9	1.2	1.6
Tonnes of ore processed	7,404,300	7,228,000	6,684,100	6,619,700	6,034,000
Average grade processed (grams/tonne)	0.70	0.75	0.74	0.71	0.75
Average recovery rate (1)	47%	47%	47%	47%	46%
Gold (ounces)
– Produced	82,700	85,200	73,200	83,500	94,600
– Sold	82,900	83,600	74,300	82,900	94,100
Average realized gold price (per ounce)	$1,698	$1,661	$1,691	$1,514	$1,382
Total cash costs (per ounce)	$521	$503	$490	$438	$427
Financial Data
Revenues	$141	$139	$127	$126	$130
Depreciation and depletion	$11	$13	$13	$18	$14
Earnings from operations	$86	$83	$77	$67	$75
Expenditures for mining interests	$17	$13	$29	$13	$19

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the first quarter of 2012 was 13%, or 11,900 ounces, less than in the first quarter of 2011 primarily due to 7% lower grades, partially offset by 23% higher tonnage processed resulting from a focus on improved efficiencies. The decrease in grades and recovery was primarily attributable to 18% lower grades from the underground.

Cash costs for the first quarter of 2012 were 22%, or $94 per ounce, higher than in the first quarter of 2011 due to higher operating costs ($56 per ounce, or 60%), a decrease in gold production ($59 per ounce, or 63%), partially offset by a weaker Mexican peso ($21 per ounce, or 22%). The increase in operating costs was mainly attributable to higher employee costs ($2 million) and reagents and diesel consumption ($2 million), partially offset by lower contractor costs ($1 million).

Gold production for the first quarter of 2012 was 3%, or 2,500 ounces, lower than in the fourth quarter of 2011 due to 7% lower grades, partially offset by 2% higher tonnage processed. The decrease in grades was primarily attributable to 10% lower grade ore from the underground.

Cash costs for the first quarter of 2012 were 4%, or $18 per ounce, higher than in the fourth quarter of 2011 due to higher operating costs ($12 per ounce, or 67%), a decrease in gold production ($4 per ounce, or 22%) and a stronger Mexican peso ($2 per ounce, or 11%). The increase in operating costs was primarily attributable to higher consumables, fuel and power costs ($1 million).

The construction of further phases of the Los Filos heap leach pad facility is progressing well and expected to be completed late in the second quarter of 2012 as planned. The 2012 exploration program has continued to follow up on 2011 success through exploring the Los Filos pit towards the 4P south area, and the El Bermejal pit towards the northwest.

GOLDCORP	19

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended

Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore mined	576,500	483,400	555,300	550,500	520,100
Tonnes of waste removed	2,678,900	981,500	1,017,900	1,007,100	1,498,200
Ratio of waste to ore	4.6	2.0	1.8	1.8	2.9
Tonnes of ore milled	516,300	506,300	526,400	517,400	525,800
Average mill head grade (grams/tonne)	1.37	1.80	1.63	1.43	1.53
Average recovery rate	94%	94%	95%	94%	95%
Gold (ounces)
– Produced	21,400	27,500	26,100	22,400	24,500
– Sold	20,800	28,400	25,500	22,100	24,500
Average realized gold price (per ounce)	$1,693	$1,674	$1,721	$1,519	$1,391
Total cash costs (per ounce)	$605	$535	$475	$593	$499
Financial Data
Revenues	$35	$48	$44	$34	$34
Depreciation and depletion	$9	$13	$11	$13	$6
Earnings from operations	$13	$19	$21	$7	$15
Expenditures on mining interests	$3	$2	$2	$3	$4

Gold production for the first quarter of 2012 was 13%, or 3,100 ounces, less than in the first quarter of 2011 due primarily to lower grades as planned.

Cash costs for the first quarter of 2012 were 21%, or $106 per ounce, higher than in the first quarter of 2011 due to lower gold production ($92 per ounce, or 87%) and higher operating costs ($38 per ounce, or 36%), partially offset by a weaker Mexican peso ($24 per ounce, or 23%). The increase in operating costs was primarily attributable to higher employee, maintenance and power costs ($1 million).

Gold production for the first quarter of 2012 was 22%, or 6,100 ounces, less than in the fourth quarter of 2011 mainly due to lower average mill head grades as planned.

Cash costs for the first quarter of 2012 were 13%, or $70 per ounce, higher than in the fourth quarter of 2011 due primarily to lower gold production ($193 per ounce, or 276%) and a stronger Mexican peso ($6 per ounce, or 9%), partially offset by lower operating costs ($129 per ounce, or 184%).

GOLDCORP	20

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended

Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore milled	477,900	525,300	415,900	371,200	373,200
Average mill head grade (grams/tonne)
– Gold	3.49	7.96	7.62	6.66	6.91
– Silver	118	186	188	170	166
Average recovery rate
– Gold	96%	95%	96%	96%	96%
– Silver	90%	89%	92%	91%	91%
Produced (ounces)
– Gold	53,200	130,700	95,000	78,900	77,800
– Silver	1,663,100	2,822,600	2,291,100	1,896,400	1,769,000
Sold (ounces)
– Gold	54,000	135,000	88,600	79,600	77,900
– Silver	1,669,000	3,050,400	2,002,000	1,860,600	1,835,800
Average realized price (per ounce)
– Gold	$1,684	$1,689	$1,719	$1,509	$1,392
– Silver	$32.61	$31.33	$36.02	$37.54	$32.91
Total cash costs (per ounce) (1)	$(187)	$(337)	$(347)	$(368)	$(324)
Financial Data
Revenues	$145	$323	$225	$190	$169
Depreciation and depletion	$21	$45	$31	$27	$26
Earnings from operations	$78	$227	$151	$122	$107
Expenditures on mining interests	$23	$33	$27	$26	$19

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2012 would be $501 per ounce of gold and $10.33 per ounce of silver (2011 – $330 and $5.13, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). Using actual realized sales prices, the co-product total cash costs would be $519 per ounce of gold and $9.76 per ounce of silver for 2012.

Gold and silver production for the first quarter of 2012 was 32%, or 24,600 ounces, and 6%, or 105,900 ounces, less than in the first quarter of 2011. The decrease in ounces for both gold and silver was due to 49% lower grades for gold and 29% lower grades for silver, partially offset by a 28% increase in tonnage processed. The lower grades were due to lower grade ore processed from stockpiles following completion of open pit mining operations and lower underground grades, in accordance with the mine plan.

Cash costs for the first quarter of 2012 were 42%, or $137 per ounce, higher than in the first quarter of 2011 due to lower gold production ($200 per ounce) and higher operating costs ($169 per ounce), partially offset by higher silver by-product sales credits ($232 per ounce). The increase in operating costs was primarily attributable to higher underground contractor costs, higher general consumables costs and higher royalties as a result of the agreement to increase the royalty rate to 5% in January 2012.

Gold and silver production for the first quarter of 2012 was 59%, or 77,500 ounces, and 41%, or 1.2 million ounces, less than in the fourth quarter of 2011. The decrease in ounces for both gold and silver is due to 56% lower gold grades and 37% lower silver grades. The lower grades resulted from the completion of open pit mining operations and lower underground grades, consistent with the mine

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

plan. Tonnage milled was 9% lower, as planned, than the previous quarter when mill throughput was increased to optimize production in conjunction with the completion of the filter plant.

Cash costs for the first quarter of 2012 were 45%, or $150 per ounce, higher than in the fourth quarter of 2011 due to lower gold production ($557 per ounce), partially offset by higher silver by-product sales credits ($300 per ounce) and lower operating costs ($107 per ounce). The decrease in operating costs was primarily attributable to lower consumable costs, partially offset by higher underground contractor costs and higher royalties cost per ounce as a result of the agreement to increase the rate to 5% in January 2012.

Drilling to extend the Delmy vein further to the north, towards Coral, is showing positive results. Development of West Vero has progressed as planned and initial production from this area is expected during the second quarter of 2012.

As previously announced, on December 7, 2011, the Inter-American Commission on Human Rights (“IACHR”) notified the Government of Guatemala of its decision to modify the precautionary measures originally granted in May 2010. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin Mine. Instead, the precautionary measures now seek to have the Government take appropriate actions to protect the quality and quantity of water available to 18 Mayan communities. The Company continues to cooperate with the Government in its efforts to comply with the precautionary measures and to monitor the proceeding before the IACHR.

GOLDCORP	22

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore mined	2,311,700	3,023,700	2,320,900	2,000,400	990,200
Tonnes of waste removed	5,394,500	4,878,400	4,954,900	4,805,800	4,936,500
Ratio of waste to ore	2.3	1.6	2.1	2.4	5.0
Tonnes of ore milled	3,499,900	3,528,500	3,718,900	3,682,000	3,396,000
Average mill head grade
– Gold (grams/tonne)	0.36	0.30	0.44	0.47	0.45
– Copper	0.39%	0.30%	0.44%	0.45%	0.39%
Average recovery rate
– Gold	67%	69%	72%	68%	69%
– Copper	79%	79%	80%	77%	73%
Produced
– Gold (ounces)	27,600	23,200	38,200	38,000	34,100
– Copper (thousands of pounds)	24,100	18,500	28,600	28,000	21,400
Sold
– Gold (ounces)	24,700	29,100	33,600	37,100	34,200
– Copper (thousands of pounds)	21,600	23,000	23,700	26,400	21,400
Average realized price
– Gold (per ounce)	$1,771	$1,651	$1,773	$1,540	$1,383
– Copper (per pound)	$4.25	$3.70	$2.61	$4.15	$4.27
Total cash costs (per gold ounce) (1)	$(1,131)	$508	$(45)	$(821)	$(232)
Financial Data
Revenues	$138	$137	$126	$169	$139
Depreciation and depletion	$18	$13	$15	$17	$15
Earnings from operations	$51	$14	$46	$71	$45
Expenditures on mining interests	$3	$14	$12	$1	$-

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2012 would be $918 per ounce of gold and $2.18 per pound of copper (2011 – $862 and $2.40, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 1). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2012 would be $853 per ounce of gold and $2.29 per pound for copper.

Goldcorp’s share of Alumbrera’s gold production in the first quarter of 2012 was 19%, or 6,500 ounces, lower than in the first quarter of 2011 primarily due to 20% lower grades. Copper production in the first quarter of 2012 was 13%, or 2.7 million pounds, higher than in the first quarter of 2011, due to 8% higher recovery and slightly higher head grades. Gold head grades were lower than in the first quarter of 2011 due to processing lower grade material from the first benches in phase 10 of the pit, compared to higher grade fresh ore from phases 10 and 9 of the pit in the first

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

quarter of 2011. Tonnage milled was 3% higher in the first quarter of 2012 than in the first quarter of 2011 due to enhancements to the milling process. Ore mined in the first quarter of 2012 was 133% higher than in the first quarter of 2011 due to a geotechnical instability in the pit that affected the first quarter of 2011.

Cash costs in the first quarter of 2012 were $899 per ounce lower than in the first quarter of 2011 primarily due to higher per ounce by-product sales credits ($1,356 per ounce or 151%) and lower YMAD royalties ($155 per ounce or 17%), partially offset by lower gold production volume ($612 per ounce or 68%).

Goldcorp’s share of Alumbrera’s gold and copper production during the first quarter of 2012 was 19%, or 4,400 ounces, and 30%, or 5,600 pounds, higher than in the fourth quarter of 2011, respectively, due to higher head grades. Gold and copper head grades increased 20% and 33% in the first quarter of 2012, respectively, due to processing of fresh ore material with higher head grades from phase 10 of the pit.

Cash costs for the first quarter of 2012 were $1,639 per ounce lower than in the fourth quarter of 2011 primarily due to lower operating costs ($1,395 per ounce, or 85%), higher per ounce by-product sales credits ($470 per ounce, or 29%) and lower YMAD royalties ($356 per ounce or 22%), partially offset by lower gold production ($582 per ounce, or 36%). The decrease in operating costs was mainly attributable to lower maintenance and repair costs in the current quarter as well as lower consumables due to softer ore and lower tonnage processed, and lower contractor and labour costs.

The provisional pricing impact of higher realized copper prices during the first quarter of 2012 was $9 million, or $383 per ounce, of which $11 million, or $447 per ounce, related to copper sales in the fourth quarter of 2011 that settled in the first quarter of 2012.

Alumbrera has an exclusive four-year option to acquire the Agua Rica project located 35 kilometres southeast of the mine. During March 2012, the drilling program began with two drills collecting data for the design of the geological block model and mine plan. Completion of the feasibility study is expected in the first quarter of 2013.

GOLDCORP	24

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended

Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore mined	1,713,200	1,946,000	2,451,800	2,165,400	2,033,200
Tonnes of waste removed	6,785,400	6,963,200	5,488,100	6,444,400	6,490,700
Ratio of waste to ore	4.0	3.6	2.2	3.0	3.2
Tonnes of ore processed	1,713,200	1,946,000	2,451,800	2,165,400	2,033,200
Average grade processed (grams/tonne)	0.65	0.58	0.64	0.56	0.54
Average recovery rate	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	26,500	27,800	25,600	26,600	22,500
– Sold	26,400	30,200	25,400	25,500	22,600
Average realized gold price (per ounce)	$1,699	$1,662	$1,678	$1,517	$1,400
Total cash costs (per ounce)	$679	$799	$788	$764	$785
Financial Data
Revenues	$45	$49	$43	$39	$32
Depreciation and depletion	$4	$5	$5	$5	$4
Earnings from operations	$22	$20	$18	$14	$9
Expenditures on mining interests	$10	$10	$7	$4	$4

Goldcorp’s share of gold production for the first quarter of 2012 was 18%, or 4,000 ounces, higher than in the first quarter of 2011 as a result of drawing down heap leach pad inventory. Gold ounces stacked to the pad were comparable for each quarter, however higher gold production was realized in the first quarter of 2012 as opening pad inventory was 33%, or 15,000 ounces, greater than at the beginning of 2011. The inventory draw down was offset by slower percolation rates of Target II ore mined in the first quarter of 2012. Tonnage mined decreased by 16% in the first quarter of 2012 as focus shifted to the higher strip ratio Target II pit and stripping in the Basalt Phase 8 and Red Rock pits. Grade increased by 20% in the first quarter of 2012 as mining reached the bottom of Basalt Phase 7 pit, where higher grades were recovered as compared to the first quarter of 2011.

Cash costs for the first quarter of 2012 were 14%, or $106 per ounce, lower than in the first quarter of 2011 due to higher gold production ($115 per ounce, or 108%), partially offset by higher operating costs ($9 per ounce, or 8%). The increase in operating costs was attributable to higher royalties and production taxes due to higher gold prices ($2 million) and higher employee costs ($1 million), partially offset by lower fuel and maintenance costs ($2 million).

Gold production for the first quarter of 2012 was 5%, or 1,300 ounces, less than in the fourth quarter of 2011 despite stacking similar recoverable ounces each quarter. Fewer ounces were recovered due to lower heap leach pad inventory available for processing at the end of the fourth quarter of 2011. 12% higher grades were mined from the bottom of the Basalt Phase 7 pit in accordance with the mining plan. Combined ore and waste mined was 5% lower in the first quarter of 2012 due to planned shovel maintenance partially offsetting the shorter cycle times attributable to the near pit waste haulage.

Cash costs for the first quarter of 2012 were 15%, or $120 per ounce, lower than in the fourth quarter of 2011 due to lower operating costs ($236 per ounce, or 197%), partially offset by lower gold production ($116 per ounce, or 97%). The decrease in operating costs was attributable to lower royalties and production taxes ($3 million) and lower fuel and consumables costs ($3 million).

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Exploration activity for the first quarter of 2012 has continued to focus on development drilling in the Target II, Target III and Red Dot deposits. Preliminary results obtained from the program have demonstrated the potential to grow the reserve in the Herco-North zone and at the central to southern extent of the Mackay Pit.

GOLDCORP	26

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three Months Ended

Operating Data	March 31 2012	December 31 2011	September 30 2011	June 30 2011	March 31 2011
Tonnes of ore mined	716,200	727,300	1,124,400	611,100	606,000
Tonnes of ore processed	737,900	689,500	897,600	729,100	574,300
Average grade processed (grams/tonne)	0.94	0.97	1.03	0.86	0.65
Average recovery rate	75%	75%	75%	77%	77%
Gold (ounces)
– Produced	16,600	25,700	15,200	13,300	13,300
– Sold	18,300	26,000	12,800	12,900	13,100
Average realized gold price (per ounce)	$1,683	$1,655	$1,699	$1,505	$1,379
Total cash costs (per ounce)	$663	$523	$614	$655	$898
Financial Data
Revenues	$34	$45	$24	$21	$19
Depreciation and depletion	$1	$1	$-	$1	$1
Earnings from operations	$18	$29	$13	$11	$5
Expenditures on mining interests	$1	$11	$2	$2	$1

Gold production for the first quarter of 2012 was 25%, or 3,300 ounces, higher than in the first quarter of 2011 due to 28% higher tonnage processed at 45% higher grades. The higher tonnage processed was due to favourable weather conditions during the winter months and the addition of a new screen at the crushing plant, which has increased crushing capacity by approximately 10%. Higher grades were in accordance with the mine plan.

Cash costs for the first quarter of 2012 were 26%, or $235 per ounce, lower than in the first quarter of 2011 due to higher gold production ($270 per ounce, or 115%), partially offset by higher operating costs ($35 per ounce, or 15%). Higher operating costs were attributable to higher production taxes and royalties ($2 million), partially offset by lower employee costs ($1 million).

Gold production for the first quarter of 2012 was 35%, or 9,100 ounces, lower than in the fourth quarter of 2011. The prior quarter saw higher than normal gold production as a result of heap leach pad inventory draw down which, combined with 3% lower grades in the current quarter, offset the 7% increase in tonnage processed. Higher tonnage processed was due to the additional capacity added to the crushing plant.

Cash costs for the first quarter of 2012 were 27%, or $140 per ounce, higher than in the fourth quarter of 2011 due to lower gold production ($264 per ounce, or 189%), partially offset by lower operating costs ($124 per ounce, or 89%). The decrease in operating costs was primarily attributable to the creation of a community endowment fund during the fourth quarter of 2011 ($2 million).

GOLDCORP	27

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high grade gold and silver veins. Goldcorp recently updated the reserve and resources at Cerro Negro as a result of drilling results obtained during 2011. As of December 31, 2011, Cerro Negro contained 4.54 million ounces of proven and probable gold reserves due to a successful exploration program and the development of a feasibility study that include three newly discovered zones: Mariana Central, Mariana Norte and San Marcos. Estimated Cerro Negro capital expenditures for 2012 that were included in the April 2011 Feasibility Study estimate of $750 million have been increased by $50 million, half of which is due to inflationary pressures specific to Argentina. No additional impact for foreign exchange or inflation is included for 2013. In the event that current Argentine inflation levels persist into 2013 without a decrease in the exchange rate reported, capital expenditures may be subject to further increases.

During the first quarter of 2012, activities at Cerro Negro continued to advance the project in the overall categories of infrastructure and construction, mine development and exploration. Staffing levels increased consistent with planned activities. The project remains on track for projected first gold production in the second half of 2013.

Infrastructure and Construction

With the significant increase in activities in the first quarter of 2012, there was a corresponding increase in on-site employees and contractors. Engineering, Procurement and Construction Management (“EPCM”) activities are steadily progressing and were 31% complete at the end of the first quarter of 2012.

Key activities and developments were:

—	The sites for the primary, secondary and tertiary crushing plants and processing facility have been excavated to their design level. Work has begun to prepare the footings for the main structures;

—	The concrete batch and aggregate plant has been mobilized; earthwork began on the upgrading of the east road access which connects the project with Provincial Route 39;

—	Construction of camp accommodations continues on schedule, with completion of the Eureka camp expected in the third quarter of 2012 and the Construction camp in the fourth quarter of 2012;

—	The power line design was completed and the contractor selected;

—

The Argentinean government recently introduced changes in legislation with respect to importation restrictions. At this time, the project schedule remains on track, however, the Company continues to assess the potential impacts of these restrictions; and

—	Numerous sustainable community development programs and initiatives in consultation with local stakeholders progressed during the current quarter.

Mine Development

Development of the Mariana Central and Mariana Norte deposits continued in the first quarter of 2012 after the amended Environmental Impact Assessment (“EIA”) was approved by Provincial authorities in the province of Santa Cruz in December 2011. Surface excavations and earthworks related to the mine portals for decline development continued, with the priority focused on the higher-grade Mariana Central deposit.

Underground development of the Eureka deposit continued to progress and accelerated towards the end of the first quarter with additional mining resources. Lateral development continued as planned and ore from the Eureka veins is anticipated to be mined and stockpiled on the surface during 2012.

GOLDCORP	28

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Key activities in the first quarter of 2012 were:

—

Total underground ramp development for the Eureka vein remained at 1,621 metres of the total 3,900 metres planned, while drifts were driven into the Eureka vein on the 476 and 450 levels. These levels will become the first production blocks to be mined this year;

—	Underground diamond drills continued to conduct definition drilling; and

—	The project continued to develop and deliver programs to hire and train local workers.

Exploration

At the site, a total of 118 holes were drilled in the first quarter of 2012 with the primary focus on the in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits, as well as completion of condemnation drilling at primary infrastructure locations. Regional exploration activities are expected to occur outside of the core Cerro Negro vein areas during the remainder of 2012. During the first quarter of 2012:

—	Total core drilling was 43,204 metres; and

—	Over 15,000 samples were collected and shipped to the lab for processing assay results.

At March 31, 2012, total project expenditures and future commitments are $459 million, excluding exploration, of which $166 million is spent and $293 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended March 31, 2012 were $67 million and $11 million, respectively.

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2011 were 3.03 million ounces. The project budget is estimated at $1.4 billion from January 1, 2011 and excludes the $346 million spent prior to 2011.

Engineering and Construction

Construction of the production shaft and associated infrastructure continued in the first quarter of 2012 and has progressed steadily with the following achieved:

—

The 120Kv sub-station was completed and will be energized as planned in the third quarter of 2012, subsequent to its installation and commissioning. Foundations for the production shaft progressed, and the lower surface deck of the production shaft was delivered as scheduled for the construction of the shaft collar;

—

The EPCM process plant engineering team has focused on process equipment selection and layout approval. The first process long-lead equipment was ordered and included the ball mill, crushers, cyclones, flotation cells, pump cells and the regrind mill. Detailed design on the tailings management facilities continued;

—

The access road permanent bridges were completed. The first lane of the permanent road is anticipated to be operational by the end of April and will allow for year-round road usage while continuing the construction of the final permanent road; and

—	Airstrip services have been completed with a functional automated weather station.

GOLDCORP	29

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Exploration

Exploration in 2012 continues to focus on increasing the level of confidence in the geological and resources models. Approximately 45 kilometres of exploration drilling is planned for the year from a combination of surface and underground drills, not including the 9 kilometres planned for definition drilling. Underground drilling is scheduled to start in the third quarter of 2012.

Three surface drill rigs were active in the first quarter of 2012, totaling some 14,875 metres. Drill holes were initially aimed at the upper portion of the ore body (above 650 metres) in order to take advantage of the winter conditions. Drilling is now focusing between 650 metres and 800 metres in the centre portion of the ore body and in the northern portion of the near surface low grade gold mineralization.

Mine Development

The exploration ramp excavation progressed as planned. The ramp has now reached 1,200 metres in length, which corresponds to a vertical depth of 170 metres below surface. Definition drilling is to take place from the ramp starting in the third quarter of 2012.

By the end of the first quarter, the exploration shaft had reached a depth of 691 metres. Excavation of the 650 metre level station was completed and sinking of the exploration shaft is planned to reach its targeted depth of 718 metres in the second quarter of 2012.

At March 31, 2012, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest, are $476 million, $300 million of which is spent and $176 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended March 31, 2012, amounted to $84 million. Total project expenditures and commitments since acquisition are $822 million.

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As a result of 2011 drilling, inferred resources increased to 3.21 million ounces of gold as of December 31, 2011. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces. The project budget is estimated at $420 million from January 1, 2011 and excludes the $108 million spent prior to 2011.

Widening of the old Cochenour shaft continued to advance during the first quarter of 2012, with 154 metres slashed to a total depth of 238 metres. A concrete liner was also placed for a total concrete depth of 224 metres.

Driving of the 5 kilometre Cochenour Red Lake haulage drift continued with 43% completed at the end of the first quarter of 2012. Exploration diamond drilling continued with three drills drilling from surface to define the top portion of the Bruce Channel deposit and additional resources at the Cochenour mine. The geometry of the upper portion of the Bruce Channel deposit has been refined. The change in geometry will require some minor modifications to the mine design. A study is currently underway which will incorporate the necessary changes in mine design as well as determine the most appropriate means of accelerating the definition of the ore body, with underground drilling concurrent with the development phase. Two drills continue to work in the Cochenour Red Lake Haulage Drift to test the potential of the underexplored area.

At March 31, 2012, total project expenditures since January 1, 2011, excluding investment tax credits, are $156 million, $144 million of which is spent and $12 million of which is committed. Capital expenditures, excluding investment tax credits, during the three months ended March 31, 2012 amounted to $26 million. Total project expenditures and commitments since acquisition are $264 million. These have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

GOLDCORP	30

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.3 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 10.12 million ounces. The project is a partnership with Barrick Gold Corporation (“Barrick”), the project operator.

At the Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012 and overall construction is approximately 93% complete. At the end of the first quarter, about 15 million tonnes of ore were stockpiled; representing approximately 1.7 million contained gold ounces. Construction of the tailings facility progressed during the first quarter with the receipt of all permits to allow construction of the starter dam to its full design height. The oxygen plant is expected to undergo pre-commissioning testing in the second quarter of 2012 and full commissioning of the first two of four autoclaves is expected to occur in the second quarter. Piedra Blanca Substation was commissioned and now the site can draw energy from the grid, in the near term.

As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis) or $120 million (Goldcorp’s share), of which 90% is committed. The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower cost, long term power to the project, and earth work for the new power plant commenced during the quarter.

Total mine construction capital is estimated at $3.6-$3.8 billion (100% basis) or $1.4-$1.5 billion (Goldcorp’s share) of which 90% has been committed by the first quarter of 2012. Including the $300 million ($120 million – Goldcorp’s share) additional cost related to the alternate power plant, total mine construction capital is estimated at $3.9-$4.1 billion or $1.5-$1.6 billion (Goldcorp’s share).

Pueblo Viejo is expected to contribute approximately 85,000 ounces (Goldcorp’s share) in 2012 as it ramps up to full production in 2013 and Goldcorp’s 40% share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of less than $350 per ounce. (1)

Capital expenditures during the first quarter of 2012, including accrued management fees, amounted to $137 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.4 billion, or $1.1 billion net of the $256 million partial return of invested capital.

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case was sent to a new trial court for issuance of ruling. The Trial Court ruled in favor of PVDC. De Pena has appealed the decision and such appeal is pending to be ruled by the Constitutional Court. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

In March 2012, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Dominican Government. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7.2 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which

GOLDCORP	31

First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz alone and together with her husband previously filed similar actions against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(1)	Based on gold price and oil price assumptions of $1,300 per ounce and $100 per barrel, respectively.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 5.84 million ounces (Goldcorp share) of proven and probable gold reserves at December 31, 2011. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

Progress in the 2012 focus areas of engineering and road construction, equipment procurement and exploration are as follows:

Engineering and Construction

Construction planning and detailed engineering for facilities in the areas approved by the EIA continued. Progress in engineering is as follows:

—	Negotiations towards an EPCM contract are on-going;

—	Detailed engineering of fresh water and concentrate pipelines is expected to be complete in the third quarter of 2012;

—	Detailed engineering of the desalination plant continues and a commitment to purchase equipment has been signed;

—	Camp architectural design will be completed in the second quarter of 2012;

—	Mine and plant equipment selection process is ongoing; and

—	Detailed engineering for power line towers and foundations is in progress.

The detailed design for the tailings dam are expected to be sufficiently complete in the second quarter of 2012 which will allow for application for sectoral permits in the third quarter of 2012. Road construction in the Algarrobal Valley commenced on February 1, 2012.

Exploration

Condemnation drilling activities at site continued during the summer months with over 20 kilometres drilled to date and 8,500 metres in the first quarter of 2012.

At March 31, 2012, total project expenditures and commitments are $183 million, of which $118 million is spent and $65 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2012 were $23 million.

On May 26, 2011, the Comunidad Agricola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was issued by the Chilean environmental authority on March 14, 2011. El Morro is participating in this action as an interested party/beneficiary of the administrative environmental authorization. Both the environmental authority and El Morro defended the validity of the environmental ruling before the Court of Appeals. The Court of Appeals granted the Recurso de Proteccion in late February 2012. The primary basis for the court’s ruling is that Chile did not comply with its obligations under ILO Convention N°169 to consult with and compensate the

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(in United States dollars, tabular amounts in millions, except where noted)

Diagulta community, an indigenous people that are members of CAHA, with respect to the El Morro project. The Court of Appeal’s ruling is currently on appeal before the Supreme Court of Chile.

The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata plc, pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to Goldcorp’s acquisition of its interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada.

Evidence regarding liability issues was heard in June 2011 and evidence regarding remedy issues was heard in October 2011. All parties have submitted their written arguments and oral arguments were heard during the week of January 30, 2012. The case was reserved following oral argument, and the matter is now before the trial court for its decision. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and has defended Goldcorp against Barrick’s claim.

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2011, Camino Rojo contained 2.79 million ounces of measured and indicated gold resources.

During the first quarter of 2012, a total of 11,426 metres were drilled in 37 holes, including 9 resource expansion and in-fill core holes, 4 reverse-circulation condemnation holes, and 24 RAB-style reverse-circulation holes. This drilling demonstrates that sulphide mineralization extends at depth for at least 400 metres west of the Represa resource. Column tests on bulk surface oxide material being performed at Peñasquito, started in 2011 were completed and results are being analyzed. Column tests are underway by an outside contractor with oxide and transitional samples obtained from 2011 drill core. The resource block and geologic models were completed early in the current quarter, and a feasibility study remains on track to be available by mid-2012. At March 31, 2012, total project expenditures were $28 million. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2012 amounted to $4 million.

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2011 were 0.96 million ounces. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

Focus in the first quarter of 2012 remained on completion of the geologic model. Future drill targets include extending the existing high grade zones where open and the lower grade oxide to the surface. Additional holes to test the sulphide model at depth and the copper-gold target will be undertaken. On-going evaluation of mineral resources based on 2011 drill results continues and an updated feasibility study is in progress for completion mid-2012.

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(in United States dollars, tabular amounts in millions, except where noted)

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2011, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources.

Site-based activities continued to focus on preparation of the project feasibility study which is expected to be completed by mid-2012. By the end of the first quarter of 2012, mining from the north and south ends of the deposit was completed when they reached the ore body. 3.8 kilometres of development is planned for 2012 to provide access for underground delineation of the ore body in the richest ore zones in the north and south areas and to establish two new ventilation raises.

A geothermal resource, with the potential to generate a significant quantity of geothermal power, is located adjacent to the ore body. Drilling of dewatering/geothermal production wells (800 metres to 1,000 metres in depth) continued during the first quarter of 2012. Two of the wells have been activated and are now contributing to the mine dewatering system. Flow testing on the wells for generation capacity and for the ability to contribute to the dewatering of the ore body will continue into the second quarter of 2012. Results will be used in a feasibility study for the geothermal project to be completed by the second half of 2012.

At March 31, 2012, total project expenditures were $109 million. Capital expenditures during the three months ended March 31, 2012 amounted to $12 million.

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended March 31
	2012	2011
Exploration and evaluation costs	$19	$12
Share of net losses and (earnings) of associates	22	(2)
Corporate administration	72	58

Exploration and evaluation costs during the three months ended March 31, 2012 increased by $7 million as compared to the three months ended March 31, 2011, reflecting an expansion of drilling programmes, principally at the Company’s Canadian operations.

Included in corporate administration is share-based compensation expense of $28 million for the three months ended March 31, 2012 (2011 - $22 million) which has increased due to the issuance of additional stock options, restricted share units and performance share units during the current quarter. Excluding share-based compensation expense, corporate administration for the three months ended March 31, 2012 was $44 million, an increase of $8 million, or 22%, compared to the three months ended March 31, 2011. The increase was primarily attributable to an increase in the Company’s corporate social responsibility and community contributions in the first quarter of 2012.

OTHER INCOME (EXPENSES)

	Three Months Ended March 31
	2012	2011
(Loss) gain on securities	$(5)	$320
Gains (losses) on derivatives, net	55	(57)
Finance costs	(6)	(6)
Other income	14	22
	$58	$279

At March 31, 2012, the Company recognized an impairment expense of $5 million (2011 - $nil) on certain of the Company’s available-for-sale equity securities. On February 8, 2011, the Company disposed of its 10.1% interest in Osisko and recognized a gain on disposition of $320 million ($279 million after tax) for the three months ended March 31, 2011.

The Company recorded a net gain on derivatives of $55 million for the three months ended March 31, 2012 (2011 – net loss of $57 million). During the current quarter, the Company recognized a $52 million unrealized gain representing the change in fair value of the conversion feature of the Company’s Notes during the year (2011 – unrealized loss of $28 million). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts are classified as derivatives and marked-to-market at each period end with changes in fair values recorded in net earnings. The Company recorded a net gain of $20 million on these contracts (2011 – net gain of $5 million). The above gains were partially offset by a net loss of $16 million relating to the Silver Wheaton silver contract (2011 – total loss of $31 million) and a $1 million unrealized loss on investments in warrants (2011 – loss of $3 million).

During the three months ended March 31, 2012, the Company incurred finance costs of $6 million (2011 – $6 million) primarily comprised of accretion of reclamation and closure cost obligations.

The Company recognized other income of $14 million during the three months ended March 31, 2012 primarily comprised of foreign exchange gains of $9 million arising from value added tax receivables denominated in Mexican pesos and interest income earned on the Primero Notes and cash balances. Other income of $22 million during the three months ended March 31, 2011 was comprised primarily of $14 million of foreign exchange gains arising on increased cash and cash equivalents denominated in Canadian dollars, proceeds of $5 million from an insurance claim and $3 million of interest income earned on the Primero Notes and the Company’s cash balances.

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(in United States dollars, tabular amounts in millions, except where noted)

INCOME TAXES

Income taxes for the three months ended March 31, 2012 amounted to $98 million (three months ended March 31, 2011 - $161 million). Excluding the foreign exchange impacts on deferred income taxes and non-deductible share-based compensation expense, income tax expense was approximately 25% of earnings before taxes (three months ended March 31, 2011 – 23%).

The higher effective tax rate in the first quarter of 2012 as compared to the first quarter of 2011 was primarily due to the gain on the sale of the Osisko shares in the first quarter of 2011 being subject to a lower effective tax rate. This higher effective tax rate in the current quarter was reduced slightly due to non-taxable mark-to-market gains on derivatives as compared to non-deductible mark-to-market losses in the first quarter of 2011 that more than offset the non-deductible impairment expenses recognized in the current quarter. Adjusted for these non-deductible and non-taxable items, and excluding the foreign exchange impacts on deferred taxes, the effective tax rate for the three months ended March 31, 2012 and 2011 was 26%.

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses these performance measures to monitor its operating cash costs internally and believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporate all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and include by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for each of the three months ended:

	March 31 2012	December 31 2011	March 31 2011

Production costs per consolidated financial statements (1)	$559	$619	$451

Non-cash reclamation and closure costs	-	(51)	7

Treatment and refining charges on concentrate sales	45	37	30

By-product silver, copper, lead and zinc sales	(462)	(414)	(373)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(5)	(12)	3

Total cash costs (by-product)	137	179	118

Divided by ounces of gold sold	545,700	685,000	627,300

Total cash costs (by-product) per gold ounce (2)	$251	$261	$188

(1)

$34 million in royalties are included in production costs per the unaudited interim condensed consolidated financial statements (three months ended December 31, 2011 - $52 million, March 31, 2011 - $37 million).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three months ended March 31, 2012 would be $648 per ounce of gold (three months ended December 31, 2011 – $529; three months ended March 31, 2011 – $504).

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements for each of the three months ended:

	March 31 2012	December 31 2011	March 31 2011

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$479	$405	$651

(Gains) losses on derivatives	(50)	(76)	54

Losses (gains) on securities, net of tax	5	76	(279)

Share of net losses and earnings of associates, net of tax	22	86	(2)

Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	(55)	29	(27)

Other	3	-	-

Revision in estimates & liabilities incurred on asset retirement obligations at closed mine sites	-	36	(5)

Withholding tax recovery	-	(25)	-

Total adjusted net earnings	$404	$531	$392

Weighted average shares outstanding (000’s)	810,046	809,829	798,462

Adjusted net earnings per share	$0.50	$0.66	$0.49

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three months ended March 31:

	2012	2011
Net cash provided by operating activities	$322	$586
Expenditures on mining interests	(540)	(346)
Deposits on mining interests expenditures	(50)	(6)
Interest paid	(9)	(9)
Free cash flows	$(277)	$225

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(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)    Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2012.

The Company expects Primero to repay the outstanding $30 million principal amount of the convertible note receivable from Primero (“Primero Convertible Note”) in cash on or before the maturity date of August 6, 2012. If Primero elects to repay the Primero Convertible Note in Primero shares, the Company would receive approximately $21 million in Primero shares based on the Primero closing share price on March 31, 2012.

(ii)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2012.

During the three months ended March 31, 2012, the Company generated operating cash flows of $322 million (2011 – $586 million). At March 31, 2012, Goldcorp held cash and cash equivalents of $1,394 million (December 31, 2011 – $1,502 million), of which $81 million (December 31, 2011 – $89 million) is held by the Company’s joint ventures and which is not available for use by the Company. At March 31, 2012, the Company had working capital of $1,765 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,045 million) which the Company defines as current assets less current liabilities.

At March 31, 2012, the Company had an undrawn $2.0 billion revolving credit facility available. At March 31, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $393 million (December 31, 2011 – $308 million).

In the opinion of management, the working capital at March 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At March 31, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $1,058 million (December 31, 2011 – $765 million). Included in the committed capital expenditures at March 31, 2012 are $252 million relating to the Cerro Negro project, $176 million relating to the Éléonore project, $150 million relating primarily to the optimization of the processing lines and the Waste Rock Overland Conveyor system at Peñasquito, and $65 million relating to the El Morro project.

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

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(in United States dollars, tabular amounts in millions, except where noted)

(iii) Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2012.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).

During the three months ended March 31, 2012, the Company recognized a net foreign exchange gain of $9 million (2011 – gain of $14 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $5 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2012, the Company recognized a net foreign exchange gain of $51 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2011 – net gain of $16 million). Based on the Company’s net exposures relating to taxes at March 31, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $88 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding revolving credit facility, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three months ended March 31, 2012.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three months ended March 31, 2012.

OTHER RISKS AND UNCERTAINTIES

There were no significant changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations and environmental regulation, as described in the 2011 year end “Management’s Discussion and Analysis” during the three months ended March 31, 2012.

In respect of government regulation, the Company’s risk remains unchanged with the exception that during the three months ended March 31, 2012, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project and which may subject the Company to delays in the project schedule.

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(in United States dollars, tabular amounts in millions, except where noted)

OUTSTANDING SHARE DATA

As of April 25, 2012, there were 810 million common shares of the Company issued and outstanding and 19 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

BASIS OF PREPARATION

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and the Company’s unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies applied in preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2011.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates that the most significant of these standards relate to the following:

Consolidation

IFRS 10 – Consolidated Financial Statements (“IFRS 10”), IFRS 11 – Joint Arrangements (“IFRS 11”), IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27 – Separate Financial Statements (“IAS 27”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”), effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s unaudited condensed interim consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the three months ended March 31, 2012, the

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(in United States dollars, tabular amounts in millions, except where noted)

net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $36 million with no impact to net earnings.

The impact on the Condensed Interim Consolidated Balance Sheet for the three months ended March 31, 2012 would be a net increase to mining interests of $26 million and a decrease to other assets and total liabilities of $251 million and $225 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows would result in an increase to operating cash flows of $15 million and an increase to investing activities of $5 million for the three months ended March 31, 2012. The Company does not anticipate IFRS 10, IFRS 12 and the revised IAS 27 and IAS 28 to have a significant impact on the consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) and which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OUTLOOK

Goldcorp’s current 2012 gold production guidance is 2.6 million ounces at total cash costs of $250 to $275 per ounce of gold on a by-product basis and $550 to $600 per ounce of gold on a co-product basis. The Company is currently analyzing the potential impact of first quarter production delays at Red Lake to Goldcorp’s overall 2012 production and cash costs.

Assumptions used to forecast total cash costs for 2012 include $1,600 per ounce of gold; by-product metal prices of $34.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $95 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $13.00, respectively, to the US dollar.

Capital expenditures for 2012 are forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% to operations. Major project expenditures in 2012 include approximately $0.5 billion at Cerro Negro, $0.4 billion at Éléonore, $0.35 billion at Pueblo Viejo, and $0.2 billion at El Morro. Exploration expenditures in 2012 are expected to amount to approximately $0.2 billion, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $160 million for 2012. Depreciation, depletion and amortization expense is expected to be approximately $325 per ounce. The Company expects an overall effective tax rate of 30% for 2012.

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2% of total assets, 2% of net assets, 10% of revenues, 10% of earnings from operations and 7% of net earnings of the Company, as of and for the three months ended March 31, 2012, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s

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First Quarter Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Annual Information Form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2011 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

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